

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

<u>Via E-Mail</u>
Ms. Charlotte Xi
President
Solar Power, Inc.
3300 Douglas Boulevard, Suite #360
Roseville, CA   95661-3888

>   **Re: Solar Power, Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed April 19, 2013**
>   **Form 10-Q for the quarterly period ended September 30, 2013**
>   **Filed November 19, 2013**
>   **File No. 0-50142**

Dear Ms. Xi:

We have reviewed your response letter dated November 21, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Note 12. Line of Credit, Loans Payable and Financing Obligations

Loans Payable, page 17

1.   We note that the financed project facilities and the electricity grid-connected photovoltaic solar power generation facilities are collateral under your project loans with CDB. You disclose that CDB may sell the collateral. Please tell us where the collateralized assets with a carrying value of $27.5 million are carried on your financial statements.

Note 14. Fair Value of Financial Instruments, page 20

2.   You disclose that the carrying value and fair value of your notes receivable, noncurrent are $29.3 million and $25.8 million, respectively, as of September 30, 2013. Please tell us why the fair value of the notes is $3.5 million less than the carrying value. Explain how you determined the fair value and your consideration of whether the notes are impaired. Refer to FASB ASC 310-10-35.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant